100 N. 18th Street Suite 300 Philadelphia, PA 19103 t 202.778.6400 f 202.778.6460 www.schiffhardin.com
Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com

November 20, 2018
BY EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Russell Mancuso

Re:	Soliton, Inc.
Offering Statement on Form 1-A
File No. 024-10854
Dear Mr. Mancuso:
This letter is being submitted on behalf of Soliton, Inc. (“Soliton” or the “Company”) in response to a verbal comment communicated by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Offering Statement on Form 1-A (the “Offering Statement”).
We understand that the Staff wants to confirm that the Company will have sufficient shares upon the qualification date of the Form 1-A to offer the common stock being offered in the Form 1-A, particularly since as of June 30, 2018, the Form 1-A states that 5,250,000 shares of common stock were authorized. We hereby confirm that since June 30, 2018 the Company has amended its current charter to increase the number of shares of common stock authorized to 19,000,000 shares.
We further understand that the Staff wants the Company to confirm the status of the Company’s certificate of incorporation. Exhibit 2.1 to the Offering Statement sets forth the form of Amended and Restated Certificate of Incorporation that the Company will file upon the initial closing of the offering (the “Final Certificate of Incorporation”). The Company’s current certificate of incorporation provides for two series of preferred stock, the series A and series B preferred stock, which preferred stock is converting into common stock as described in the Form 1-A. Since the preferred stock will no longer be outstanding as of the closing of the offering, the Final Certificate of Incorporation eliminates preferred stock from the Company’s current certificate of incorporation.

To summarize:
(i) the Company currently has 19,000,000 shares of common stock authorized, which is sufficient to complete the maximum offering and to convert all outstanding preferred stock and convertible notes as described in the Offering Statement;
(ii) upon the Closing of the offering, all of the Company’s current preferred stock will convert into common stock;
(iii) immediately after the conversion of the preferred stock into common stock, the Company will file the form of Final Certificate of Incorporation set forth as exhibit 2.1 to the Offering Statement (which will eliminate the preferred stock and increase the number of shares of common stock to 100,000,000 shares);
(iv) the description of the Company’s certificate of incorporation in the Form 1-A (including, without limitation, in the section “Description of Capital Stock”) is of the Final Certificate of Incorporation since that is the charter the investors in the offering will be subject to; and
(v) upon filing the Final Certificate of Incorporation, the Company will file the as filed certificate of incorporation as an exhibit to its next SEC filing.
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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,
SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri
Enclosures

cc:	Chris Capelli, Chief Executive Officer
Lori Bisson, Chief Financial Officer